Exhibit 99.1

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012

U.S. DOLLARS IN THOUSANDS

Unaudited

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2012	2011
	Unaudited
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$1,752	$1,484
Restricted cash	360	362
Trade receivables (net of allowance for doubtful accounts of $15 at June 30, 2012 and December 31, 2011)	2,402	1,988
Other accounts receivable and prepaid expenses	410	158

Total current assets	4,924	3,992

LONG-TERM ASSETS:

Other long term assets	100	72
Severance pay fund	2,739	2,684
Property and equipment, net	404	380
Intangible assets ,net	2,330	2,854
Goodwill	12,988	13,011

Total long-term assets	18,561	19,001

Total assets	$23,485	$22,993

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands except share data

	June 30,	December 31,
	2012	2011
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term convertible debt	$215	$835
Current maturities of long-term debt	12	115
Trade payables	358	452
Deferred revenues	5,834	5,733
Employees and payroll accruals	2,158	2,151
Accrued expenses and other current liabilities	1,098	1,906
Bifurcated conversion feature, presented at fair value	177	227
Contingent payment obligation	1,801	-

Total current liabilities	11,653	11,419

LONG-TERM LIABILITIES:
Contingent payment obligation	-	1,669
Long term deferred tax liability, net	351	352
Other long-term liabilities	315	388
Liabilities presented at fair value	725	510
Accrued severance pay	3,690	3,467

Total long-term liabilities	5,081	6,386

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at June 30, 2012 and December 31, 2011 Issued and outstanding: 10,573,464 shares at June 30, 2012 and 9,987,777 at December 31, 2011	1,208	1,146
Additional paid-in capital	108,757	107,572
Accumulated other comprehensive loss	(757)	(690)
Accumulated deficit	(102,457)	(102,840)

Total shareholders' equity	6,751	5,188

Total liabilities and shareholders' equity	$23,485	$22,993

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

	6 months ended
	June 30,
	2012	2011
	Unaudited	Unaudited

Software licenses	$7,141	$3,205
Maintenance and services	5,335	2,802

	12,476	6,007
Operating expenses:

Cost of revenues	1,173	612
Research and development	3,928	1,581
Selling and marketing	4,813	2,238
General and administrative	1,531	1,106

Total operating expenses	11,445	5,537

Operating Income	1,031	470

Financial expense , net	557	47

Income before income taxes	474	423

Taxes on income	91	66

Net income	$383	$357

Basic net income per share	$0.04	$0.04
Weighted average number of shares used in computing basic net income per share	10,382	8,303

Diluted net income per share	0.03	$0.04
Weighted average number of shares used in computing diluted net income per share	11,759	10,010

*) In July 2012, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1).

The earning per share amounts and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME
U.S. dollars in thousands

	6 months ended
	June 30,
	2012	2011
	Unaudited	Unaudited

Net income	$383	$357

Other comprehensive income /(loss):
Foreign currency translation	(67)	115

Net change in other comperhensive income (loss)	$(67)	$115

Comprehensive income	$316	$472

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	6 months ended
	June 30,	June 30,
	2012	2011
	Unaudited	Unaudited

Cash from operating activities:
Net Income	$383	$357
Adjustments required to reconcile net income ( loss) to net cash provided by operating activities:

Depreciation	102	53
Stock based compensation	324	144
Amortization of intangible assets	524	192
Accretion of contingent payment obligation	132	-
Convertible debt inducement expenses	108	-
Increase in accrued severance pay, net	168	61
Decrease (increase) in trade receivables	(414)	215

Decrease ( increase) in other accounts receivable and prepaid expenses	(277)	(59)
Decrease (increase) in long-term prepaid expenses	(28)	-
Increase (decrease) in trade payables	(94)	(76)
Increase in deferred revenues	101	489
Increase in employees and payroll accruals	7	206
Increase (decrease) in accrued expenses and other liabilities	(808)	186
Decrease/ (increase) and revaluation of restricted cash	2	(172)
Change in liabilities presented at fair value	328	(147)
Change in deferred taxes net	(47)	-

Net cash provided by operating activities	511	1,449

Cash flows from investing activities:
Purchase of property and equipment	(126)	(77)

Net cash used in investing activities	(126)	(77)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	184	137
Receipt of long term loan	-	57
Repayment of long-term debt	(103)	(526)
Repayment of convertible debt	(153)	(123)

Net cash used in financing activities	(72)	(455)

Foreign currency translation adjustments on cash and cash equivalents	(45)	105

Increase in cash and cash equivalents	268	1,022
Cash and cash equivalents at the beginning of the period	1,484	872

Cash and cash equivalents at the end of the period	$1,752	$1,894

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	$225	$48

Income tax	$234	$-

Non cash activity
Conversion of convertible debt and bifurcated conversion feature	$630	-

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares Shares	Amount	Additional paid-in Capital	Accumulated Other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2011 (Audited)	9,987,777	$1,146	$107,572	$(690)	$(102,840)	$5,188

Exercise of options , rights and warrants	361,938	38	146	-	-	184
Stock-based compensation	-	-	324		-	324
Net change in other comperhensive loss	-	-		(67)	-	(67)
Conversion of convertible debt	223,750	24	715			739

Net Income	-	-	-		383	383
(Unaudited) Balance as of June 30, 2012	10,573,464	$1,208	$108,757	$(757)	$(102,457)	$6,751

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Attunity Ltd. (the "Company" or "Attunity") is a provider of information availability software solutions that enable access, sharing and distribution of data, across heterogeneous enterprise platforms, organizations, and the cloud. Using Attunity's software, organizations are able to connect, transfer, join, stream and distribute to and from a variety of data sources and files in real-time. In addition, the Company provides maintenance, consulting, and other related services for its products.

On September 19, 2011, the Company completed the acquisition of 100% of the shares of RepliWeb Inc. ("RepliWeb"), a U.S.-based leading provider of enterprise file replication and managed file transfer technologies. Under business combination accounting, the total purchase price was allocated to RepliWeb's net tangible and intangible assets based on their estimated fair values. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The intangible assets are amortized over 5 years using the accelerated method.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2012, consolidated results of operations and cash flows for the six months ended June 30, 2012 and 2011 and consolidated cash flows for the six months ended June 30, 2012 and 2011.

The balance sheet at December 31, 2011 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The accompanying unaudited interim  consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2011 included in the Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission ("SEC") on April 2, 2012. Results for the six months ended June 30, 2012 are not necessarily indicative of results that may be expected for the year ending December 31, 2012.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

d.	Recently adopted Accounting Standards

The Company adopted the following accounting guidance effective January 1, 2012: According to Accounting Standards Update No. 2011-05 "Presentation of Comprehensive Income”, which was published by the FASB in  June 20 the Company is required to present the total comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new guidance eliminates the option to present components of other comprehensive income in the statement of shareholder equity. The Company has elected to present the comprehensive income in two separate but consecutive statements.

NOTE 3:-	LIABILITIES PRESENTED IN FAIR VALUE

The Company has an outstanding agreement with Plenus Technologies Ltd. (including its affiliates, "Plenus") according to which Plenus is entitled to compensation of 15% of the proceeds payable in a Fundamental Transaction (as defined in the loan agreement with Plenus), upon consummation of a Fundamental Transaction until December 31, 2017. During such period, Plenus may elect to receive the $300 in cash in lieu of such compensation.

The above mentioned was accounted for in accordance with ASC 815-40, based on which was considered a derivative and presented at fair value, within liabilities presented at fair value, marked to market at each reporting period. As of June 30, 2012 the liability amounted to $589. The fair value of this derivative was based on valuation performed by third- party valuation firm using Binomial Model for options valuation based on assumptions provided by management.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	SHAREHOLDERS' EQUITY

a.
On July 19, 2012, the Company effected a reverse stock split of its ordinary shares of four (4) for one (1). (i.e., four ordinary shares, NIS 0.1 nominal value each, were combined into one ordinary share NIS 0.4 nominal value). The earnings per share amounts, stock option activity and share data presented for all periods were adjusted to reflect the effects of the reverse stock split.

b.
During the first quarter of 2012, holders, in the aggregate, of principal amount of $467 of Convertible Notes, converted their Convertible Promissory Notes, ("Convertible Notes") into a total of 223,750 ordinary shares pursuant to an offer made to all holders, (the "Prepayment Offer"). The outstanding associated bifurcated conversion feature of $162 was accordingly allocated to equity and additional paid in capital. In accordance with ASC 470-20-40-16, the Company recognized inducement expense of $108 (which is included in financial expense) against additional paid-in-capital, related to the conversion based on the above Prepayment Offer.

The holders have also exercised their rights to acquire an aggregate of 56,541 additional ordinary shares at $0.48 per share.

c.
The Company accounts for stock based compensation in accordance with ASC 718 Compensation - Stock Compensation.

The fair value for options granted in the periods presented is estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Six months ended June 30,
	2012	2011
	Unaudited

Risk free interest	1.00	1.87
Dividend yields	0%	0%
Volatility	127%	130%
Expected life (in years)	4	4

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options activity for the six months ended June 30, 2012:

	Number of options (in thousands)	Weighted Average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
	Unaudited

Outstanding at December 31, 2011	1,682	$2.34	3.76
Granted	201	$3.01	-
Exercised	(9)	$6.93	-
Canceled or forfeited	(33)	$2.57	-

Outstanding at June 30, 2012	1,841	$2.34	3.46	$5,616

Exercisable at June 30, 2012	1,146	$2.11	2.46	$3,890

Vested and expected to vest at June 30, 2012	1,886	$2.36	3.25	$5,725

The weighted average fair value of options granted during the six months ended June 30, 2012 was $3.01

NOTE 5:-	NET INCOME PER SHARE

The following table sets forth the computation of the basic and diluted net income per share:

	Six months ended June 30,
	2012	2011
	Unaudited

Net income	$383	$357

Weighted average ordinary shares outstanding	10,382,000	8,303,000

Dilutive effect:
Warrants and Options	1,377,000	1,707,000

Diluted weighted average ordinary shares	11,759,000	10,010,000

Basic net earnings per share	$0.04	$0.04

Diluted net earnings per share	$0.03	$0.04

ATTUNITY LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-           FINANCIAL EXPENSE,NET

	Six months ended June 30,
	2012	2011
	Unaudited

Financial (income):
Interest	$-	$(6)
Exchange rate differences, net	(109)	-

	(109)	(6)
Financial expenses:
Interest	97	128
Exchange rate differences, net	-	71
Revaluation of liabilities presented at fair value	329	(146)
Convertible Debt inducement expenses	108	-
Accretion of contingent payment obligation	132	-

	666	53

	$557	$47

NOTE 7:-	SUBSEQUENT EVENTS

On July 29, 2012 holders, in the aggregate, of $230 Convertible Notes, converted their Convertible Notes into a total of 92,742 ordinary shares. The outstanding associated bifurcated conversion feature of approximately $550 was accordingly allocated to equity.

The holders have also exercised their rights to acquire an aggregate of 39,407 additional ordinary shares at $0.48 per share.

On July 19, 2012, the Company performed a reverse stock split of four to one (see note 4a), in connection with the listing of its ordinary shares on the NASDAQ Capital Market.

On September 9 2012, the Company secured a line of credit of $1,000 from an Israeli bank. In order to secure its obligations to the bank, the Company pledged and granted the bank a first priority floating charge on all of its assets and a fixed charge on certain other assets (namely, rights for unpaid shares, securities and deposits deposited with the bank from time to time, and rights for property insurance).